

November 22, 2010

Mr. Roberto Oliveira de Lima
Chief Executive Officer
Vivo Participacoes S.A.
Av. Douter Chucri Zaidan 860, 04583-110
Sao Paulo, SP, Brazil

> **Re:** **Vivo Participacoes S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 333-09470**

Dear Mr. Oliveira de Lima:

We have reviewed your response letter dated November 4, 2010 and your filings and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

33. Summary of the Differences Between Brazilian GAAP and U.S. GAAP Applicable to the Company, page F-83

ac) Debt issuance cost, page F-107

1.   We note your response to comment one from our letter dated October 22, 2010. Please tell us what you mean by the disclosure in the second paragraph of comment one "these amounts reflect the elimination of the tax benefit accounted for under Brazilian GAAP in connection with the amortization of goodwill for tax purposes mentioned above, so as to show the excess of the purchase price paid over book value of assets and liabilities acquired during the purchase price allocation as if calculated

under US GAAP". Also, provide us with the accounting journal entries that you record under both Brazilian and US GAAP to give effect to the restructuring allowing for tax deductibility of goodwill resulting from business combinations. Also, please provide a detailed explanation of the reason for each accounting journal entry, and explain to us in more detail the reason for the $194,853 reconciling adjustment that resulted in an increase in net income under US GAAP.

28. Income Tax And Social Contributions – page F-63

2.   We note your response to comment two from our letter dated October 22, 2010. Please provide us with the accounting journal entries that you recorded at both the parent and the subsidiary level under both Brazilian and US GAAP to reflect the effect of the restructuring. Please provide a detailed explanation of the reason for each accounting journal entry.

Please file all correspondence over EDGAR. You may contact Kenya Wright Gumbs, Staff Accountant, at 202-551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Diane G. Kerr, Esq.
        Davis Polk & Wardwell LLP
        Fax: (212) 701-5529